Exhibit 99.3

Report on Management's Assertion on Compliance with Specified Minimum Servicing Standards

To the Board of Directors and Shareholder of

Yamaha Motor Corporation, U.S.A.

We have examined management’s assertion, included in the accompanying Management’s Report, that Yamaha Motor Corporation, U.S.A. complied with the servicing standards, identified in Exhibit A (“specified minimum servicing standards”) to Management’s Report, for the period from April 1, 2004 through December 31, 2004. Management is responsible for the Company’s compliance with these specified minimum servicing standards. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the specified minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the specified minimum servicing standards.

In our opinion, management’s assertion that the Company complied with the specified minimum servicing standards, except as noted in the accompanying Management’s Report, for the period from April 1, 2004 through December 31, 2004 is fairly stated, in all material respects.

Ernst & Young LLP

March 31, 2005